INTEREST RATE COLLAR AGREEMENT

      THIS AGREEMENT ("Agreement") is entered into as of the 10th day of August, 1998, by and between AMERISTAR CASINOS, INC. ("Collar Purchaser"), and WELLS FARGO BANK, NATIONAL ASSOCIATION ("Collar Seller").
       WHEREAS, Collar Purchaser desires to protect against fluctuations in interest rates and has requested that Collar Seller make payments to Collar Purchaser in the event  that  the Floating Rate exceeds the Cap Rate.
      WHEREAS, In exchange for Collar Purchaser's payment
of an amount equal to the Collar Fee and agreement to pay Collar Seller in the event that the Floating Rate declines below the Floor Rate, Collar Seller is willing to make such payments on the terms set forth herein.
      NOW THEREFORE, in consideration of their mutual covenants, Collar Seller and Collar Purchaser agree as follows:
      1. Definitions. The capitalized terms "Cap Amount", "Cap Rate", "Collar Fee", "Collar Fee Payment Date", "Collar Interest Settlement Payment Dates", "Effective Date", "Floating Rate", "Floating Rate Maturity", "Floor Amount", "Floor Rate", "Reset Dates" "Termination Date" and "Trade
Date"   shall  each  be  as specified  in  the  Collar
Confirmation. All other capitalized terms shall have the meanings set forth below or as otherwise set forth in this
Agreement:

           (a)   "Business Day" means a day (other than
Saturday, Sunday or holiday) on which Collar Seller is open and conducting its customary banking transactions in the State of California.

           (b)  "Business Day Convention" means, for
purposes of determining each Calculation Period, that convention specified in the Collar Confirmation for adjusting any relevant date if it would otherwise fall on a day that is not a Business Day, so that:

                    (i)   if "following" is specified, that
                    date will  be  the first following day
                    that is a Business Day;

                    (ii)  if  "modified following" is
                    specified, that date will be the first following day that is a Business Day unless that day falls in the next calendar month, in which case that date will be the first preceding day that is a Business Day; and

                    (iii)  if "preceding" is specified,
                    that date will be the first preceding
                    day that  is a Business Day.

            (c)   "Calculation  Period" means, subject to
Business Day Convention, each consecutive period designated in the Collar Confirmation, the first of which will commence on, and include the Effective Date and extend to, but exclude the first Reset Date. Each subsequent Calculation Period, will commence on, and include the Reset Date and extend to, but exclude the next Reset Date. The final Calculation Period will end on, but exclude, the Completion Date.

            (d)    "Collar   Confirmation"  means   a
document, substantially  in  the  form  of  Exhibit  A
hereto,  with   the information required in each blank space
completed.

           (e)  "Completion Date" shall mean the Termination
Date unless an Early Termination Date has occurred, in which case the Completion Date shall be the Early Termination
Date.

           (f)  "Day Count Convention" means that the
calculation of  each  Cap  Interest Settlement and Floor
Interest Settlement will be based on the actual number of days in the Calculation Period divided by a 360-day year.

           (g) "Early Termination Date" means the date, if any, prior to the Termination Date upon which this Agreement is terminated pursuant to Paragraph 4(a) below.

           (h)   "LIBOR" means, with respect to each
Calculation Period, the rate for deposits in U.S. Dollars for a period equal to the Floating Rate Maturity, which appears on Telerate Page 3750 as of 11:00 AM, London Time, on the day that is two Business Days prior to the Reset
Date (or the Effective Date in the case of the initial Period). If such rate does not appear on Telerate Page
3750, the rate for that Reset Date will be the arithmetic mean of the rates quoted by major Banks in London, selected by Cap Seller, for a period equal to the Floating Rate Maturity, as of 11:00 AM, London Time, on the day that is two Business Days prior to the Reset Date.

             (i)  Telerate  Page  3750  means the display
designated as Page 3750 on the Dow Jones Telerate Service
(or such other page as may replace Page 3750 on that service or such other service as may be nominated by the British
Bankers Association as the information vendor for the purpose of displaying British Bankers Association Interest Settlement
Rates for U.S. Dollar Deposits).

     2.   Collar Fee.

           (a) As a condition precedent to its acquiring any rights hereunder, Collar Purchase shall pay Collar Seller the Collar Fee in cleared funds, no later than 3:00 p.m., California time, on the Collar Fee Payment Date.

           (b) In order to establish the Cap Rate and perform its obligations under this Agreement, Collar Seller may "hedge" in the financial markets or otherwise make arrangements to permit it to carry out its obligations under the terms of this Agreement. Such actions may impose various costs and risks on Collar Seller beyond those which it would otherwise incur. Collar Purchaser acknowledges that the Collar Fee is nonrefundable and reasonable compensation for such additional risks and costs, regardless of whether Collar Seller in fact "hedges" in the financial markets.

     3.   Payment of Interest Settlements.

           (a) At least five Business Days prior to the end of each Calculation Period, Collar Seller will send
Collar Purchaser a written notice ("Settlement Notice") specifying:

                          (i)  the amount of interest which
                    would have  accrued  on the Cap Amount
                    during the Calculation Period at a rate per annum equal to the Floating Rate;

                               (ii)  the amount of interest
                    which would  have accrued on the Cap
                    Amount  during the  Calculation Period
                    at a rate  per  annum equal to the Cap
                    Rate; and

                          (iii)  the excess, if any,  of
                    the amount computed pursuant to
                    Paragraph 3(a)(i) over the amount
                    computed pursuant to Paragraph 3(a)(ii)
                    above  ("Cap Interest Settlement").

           (b) In addition, the Settlement Notice will also include:

                               (i)   the amount of interest
                    which would have accrued on the Floor
                    Amount during the Calculation Period at a rate per annum equal to the Floor Rate;

                          (ii) the amount of interest which
                    would have  accrued on the Floor Amount
                    during the Calculation Period at a rate per annum equal to the Floating Rate; and

                          (iii) the excess, if any,  of
                    the amount computed pursuant to
                    Paragraph 3(b)(i) over   the   amount
                    computed pursuant to Paragraph 3(b)(ii) above ("Floor Interest Settlement").

           (c)   All calculations under Paragraphs 3(a)  and
                  (b) above will be made on the basis of the
                 Day Count Convention.

           (d)   On each Collar Interest Settlement Payment
                 Date, Collar Seller will pay Collar Purchaser the amount, if any, of the Cap Interest
                 Settlement that may be due by, at Collar Seller's option, crediting Collar Purchaser's demand deposit account with Collar Seller, or by check payable to Collar Purchaser and sent to Collar Purchaser at the address set forth below, or by wiring funds to designated Collar Purchaser account.

           (e) On each Collar Interest Settlement Date, Collar Purchaser will pay Collar Seller the amount (if any) of the Floor Interest Settlement that may be due to Collar Seller by, at Collar Seller's option,
                 Collar Seller's debiting Collar Purchaser's demand deposit account with Collar Seller, or by wiring funds to Collar Seller.

     4.   Early Termination.

           (a) This Agreement shall expire on the Termination Date and neither party may terminate this Agreement prior thereto; provided, however that in the event of a default by Collar Purchaser or Collar Seller in the performance of any of its obligations hereunder, unless such default is cured within five Business Days following the defaulting party's receipt of written notice thereof, the non-defaulting party may terminate this Agreement.

           (b) In the event of an early termination of this Agreement pursuant to Paragraph 4(a) above, the defaulting party shall promptly pay, on demand, the non-defaulting party an amount equal to the Termination Amount which the defaulting party acknowledges to be a reasonable estimate of the costs and loss of compensation incurred by the non-defaulting party as a result of the default and resulting early termination of this Agreement.

           (c) "Termination Amount" means the amount in U.S. Dollars equal to the sum of (i) the arithmetic mean of the respective one-time all-in fees (including documentation costs) communicated to the non-defaulting party on the earliest practicable Business Day following the Early Termination Date by each of three leading commercial banks or investment banking firms in San Francisco, Los Angeles or New York selected in good faith by the non-defaulting party as the fee that it would charge to assume, as of the Early Termination Date all of the rights and obligations of the defaulting party under this Agreement, and (ii) the aggregate amount of all amounts then due and owing the non-defaulting party by the defaulting party on the Early Termination Date; provided, however, that if one or more such entities fail so to communicate such a fee, the non-defaulting party is not required to seek another such entity to obtain a quote and the Termination Amount shall be determined on the basis of the fee or fees so communicated to the non-defaulting party by the other entities.

      5. Limitations of Liability. In no event shall either party hereto be liable to the other for loss of profit or indirect, special, consequential, punitive or exemplary damages, arising out of any default under this Agreement.

     6. Notices. All notices and other communications required or permitted to be given hereunder shall be in writing and shall be deemed served when personally delivered or, if mailed, upon the first to occur of
receipt or the expiration of  seventy-two hours   after
deposit in the United States Postal Service, certified mail, or if sent by overnight courier service, upon the first to occur of receipt or 3:00 p.m. (local time at place of delivery) the next Business Day, addressed to Collar Purchaser or Collar Seller at their respective addresses set forth in the Collar Confirmation.

      7. Successors; Assigns. This Agreement shall be binding on and inure to the benefit of the successors and assigns of the parties; provided, however, that Collar Purchaser shall not, without the prior written consent of Collar
Seller, assign (whether by operation of law or otherwise) its rights and obligations under this Agreement or any interest herein and any such attempted assignment shall be void and without force or effect.

     8. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of California, without giving effect to any choice of law doctrine.

      9. No Third Party Beneficiary. This Agreement and the payments to be made by the parties hereunder are solely for the benefit of the parties hereto for the purposes stated herein and no other person or entity shall have any rights hereunder or be a beneficiary of either party's obligations under this Agreement.

      10. Counterparts. This Agreement may be executed in any number of counterparts and by each party hereto on separate counterparts, each of which when executed and delivered shall constitute an original, but all the counterparts shall together constitute but one and the same instrument.

      11.   Amendments; Waivers.  Any amendment or waiver of
any right under any provision of this Agreement shall be in writing and, in the case of an amendment, signed by both parties hereto, or in the case of a waiver, signed by the party
waiving  such right.   No failure or delay by either party
hereto in exercising any right, power or privilege hereunder shall operate as a waiver thereof.

      12.   Trade Date; Interest Agreement Not Credit
Commitment. This Agreement shall be effective at, and as of, 12:01 a.m., California time, on the Trade Date. Nothing in this Agreement shall be construed to (i) mean that Collar Seller is committed to make a loan or extend any other credit to Collar Purchaser, or (ii) amend or modify any contract, instrument or document executed in connection with any loan or other credit extended to Collar Purchaser by Collar Seller.

      13. Costs, Expenses and Attorneys' Fees. In the event of any dispute or litigation between the parties hereto, the prevailing party shall be entitled to recover from the other party, immediately upon demand, all costs and expenses, including reasonable attorneys' fees, incurred by the prevailing party in connection with
the  enforcement  of  its  rights  and/or   the collection
of any amounts which become due to it under this Agreement, and the prosecution or defense of any action in any way related to this Agreement, including any of the foregoing incurred in connection with any bankruptcy proceeding relating to such other party.

      14.   Security. All obligations of the Collar
Purchaser to the Collar Seller under this Agreement are secured by the collateral provided in that certain Credit Agreement dated July 8, 1998 in the amount of $125,000,000 as evidenced in the several Security Agreements dated July 8, 1998 provided thereto.


            IN WITNESS WHEREOF, the parties hereto have
executed this Agreement as of the day and year first written above.

Collar Seller:                     Collar Purchaser:

WELLS FARGO BANK,             AMERISTAR CASINOS, INC.
NATIONAL ASSOCIATION



By:/s/Oliver  Perin          By:/s/Thomas Steinbauer
Name:  Oliver Perin          Name:  Thomas Steinbauer
Title: Vice  President       Title:  Senior Vice President/
                                     Chief Financial Officer

                                                  August 10,1998

Ameristar Casinos, Inc.
3773 Howard Hughes Parkway, Suite 490S
Las Vegas, Nevada 89109
ATTENTION: Thomas Steinbauer
(702) 567-7030
VIA FAX: (702) 369-8860

Dear Thomas,

     The purpose of this letter agreement ("Collar Confirmation") is to confirm the terms and conditions of the Collar Transaction entered into between Wells Fargo Bank, N.A. ("Collar Seller") and Ameristar Casinos, Inc. ("Collar Purchaser"). This Collar Confirmation is effective at, and as of, 12:01 a.m., California time, on the Trade Date specified below.

     This confirmation supplements, forms part of, and is subject to that Interest Rate Collar Agreement between Collar Seller and Collar Purchaser dated August 10, 1998. In the absence of any other such agreement, this communication itself constitutes a binding agreement setting forth the essential terms of the Collar Transaction.

      The terms of the Collar Transaction to which this Collar
Confirmation relates are as follows:

Collar Purchaser:             Ameristar Casinos, Inc.
Collar Seller:                Wells Fargo Bank, N.A.

Trade Date:                   August 10,1998
Effective Date:               August 12,1998
Termination Date:             June 30, 2003

Cap Amount:                   $50,000,000
Floor Amount:                 $50,000,000

Collar Fee:                   $0
Collar Fee Payment Date:      not applicable

Floating Rate:                LIBOR

Cap Rate:                     6.75%
Floating Rate Maturity:       3 months
Reset Date:                   The last day of each March, June, September,
                              and December, subject to adjustment in
                              accordance with the designated Business Day
                              Convention. The first reset date is August
                              12, 1998.

Floor Rate:                   5.39%

Day Count Convention:         Actual/360 days
Business Day Convention:      modified following

Calculation Period:           From the last day of each March, June,
                              September, and December, beginning with
                              August 12, 1998, up to the last day of the following three month period, continuing until the Termination Date, subject to adjustment in accordance with the designated
                              Business Day Convention.

Collar Interest Settlement
Payment Dates:                The last day of each March, June, September,
                              and December, beginning with September 30, 1998, continuing up to and including the Termination Date, subject to adjustment in accordance with the designated Business
                              Day convention.


Account Details:
      Payments to Collar Seller:         Made via Debit to DDA #4159-550797
      Payments to Collar Purchaser:      Made via credit to DDA #4159-550797

Security:                     All obligations of the Collar Purchaser to the
                              Collar Seller under this Agreement are secured by the collateral provided in that certain
                              Credit Agreement dated July 8, 1998 in the amount of $125,000,000 as evidenced in the several Security Agreements dated July 8,
                              1998 provided thereto.
Addresses for Notices:

     Collar Purchaser:   Ameristar Casinos, Inc.
                         3773 Howard Hughes Parkway, Suite 490S
                         Las Vegas, Nevada 89109
                         Attention:  Thomas Steinbauer
                         (702) 567-7030

                         FAX:  (702) 369-8860


     Collar Seller:      Wells Fargo Bank, National Association
                         420 Montgomery Street, 6th Floor
                         MAC:  0101-063
                         San Francisco, CA 94163
                         Attention:  Oliver Perin
                         (415) 394-4011
                         FAX:  (415) 956-9581

      Please confirm that the foregoing correctly sets forth the terms of our agreement by signing this facsimile and sending it as a return acknowledgment to Kelly Johnson's attention (FAX:(415) 956-9581. Collar agreement documents will follow via overnight delivery. If you have any questions, please call me at (415) 394-4011.

                              Sincerely,




CONFIRMED BY:  /s/ Thomas Steinbauer
NAME:          Thomas Steinbauer
TITLE:         Vice President and Chief Financial Officer
DATE:          August 10, 1998